UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American CareSource Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02505A202
(CUSIP Number)

John Pappajohn c/o Equity Dynamics, Inc. 666 Walnut Street, Suite 2116 Des Moines IA 50309
(515) 244-5746
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	John Pappajohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		United States

Number of	7.	Sole Voting Power	11,121,301 (1)
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each	9.	Sole Dispositive Power	11,121,301 (1)
Reporting
Person	10.	Shared Dispositive Power	0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		11,121,301 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		51.55%

14.	Type of Reporting Person (See Instructions)		IN

_____________

(1) Consists of (i) 6,122,368 shares of Common Stock owned directly by Mr. Pappajohn; (ii) 8,333 shares of Common Stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this Amendment No. 2 to Schedule 13D, (iii) 4,968,809 shares of Common Stock issuable upon the exercise of currently exercisable warrants, and (iv) 16,791 shares of Common Stock owned indirectly by Mr. Pappajohn through Equity Dynamics, Inc. and 5,000 shares of Common Stock owned indirectly by Mr. Pappajohn through Halkis, Ltd., both of which are 100% owned by Mr. Pappajohn.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the common stock, par value $0.01 per share (the "Common Stock"), of American CareSource Holdings, Inc. (the "Issuer") and amends the Schedule 13D filed by John Pappajohn with the Securities and Exchange Commission ("SEC") on May 8, 2015, as amended (the "Schedule 13D"). The Issuer's principal executive offices are located at 55 Ivan Allen Jr. Blvd., Suite 510, Atlanta, Georgia 30309.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

In making the purchases described in Item 5 below, Mr. Pappajohn used personal funds in the amount of $293,165.04 (including commissions).

Item 5. Interest in Securities of the Issuer.

(a) and (b) The aggregate percentage of shares of Common Stock of the Issuer reported to be beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and is based on 16,597,150 shares of Common Stock outstanding as of May 13, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 16, 2016. Mr. Pappajohn has sole voting and investment power with respect to the shares of Common Stock described below. As of the date of this Amendment No. 2, Mr. Pappajohn beneficially owns 11,121,301 shares of Common Stock, which includes (i) 6,122,368 shares owned directly by Mr. Pappajohn; (ii) 8,333 shares of Common Stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this Amendment No. 2; (iii) 4,968,809 shares of Common Stock issuable to Mr. Pappajohn upon the exercise of currently exercisable warrants; and (iv) 16,791 shares of Common Stock owned indirectly by Mr. Pappajohn through Equity Dynamics, Inc. and 5,000 shares of Common Stock owned indirectly by Mr. Pappajohn through Halkis, Ltd., both of which are 100% owned by Mr. Pappajohn. As a result of the foregoing, as of the date of this Amendment No. 2, Mr. Pappajohn beneficially owns 51.55% of the shares of Common Stock of the Issuer.

(c) The following transactions have been effected during the past 90 days:

On March 31, 2016, Mr. Pappajohn purchased in the open market 493,500 shares of Common Stock at a purchase price of $0.4052 per share (excluding commissions).

On May 19, 2016, Mr. Pappajohn purchased in the open market 100,000 shares of Common Stock at a purchase price of $0.1742 per share (excluding commissions).

On May 20, 2016, Mr. Pappajohn purchased in the open market 59,000 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On May 23, 2016, Mr. Pappajohn purchased in the open market 71,878 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On May 24, 2016, Mr. Pappajohn purchased in the open market 25,008 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On May 25, 2016, Mr. Pappajohn purchased in the open market 72,211 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On May 27, 2016, Mr. Pappajohn purchased in the open market 15,000 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On May 31, 2016, Mr. Pappajohn purchased in the open market 32,363 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On June 6, Mr, Pappajohn was issued a warrant to purchase 1,041,667 shares at an exercise price of $0.21 in consideration of his guaranty of Company indebtedness.

On June 7, 2016, Mr. Pappajohn purchased in the open market 4,500 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On June 9, 2016, Mr. Pappajohn purchased in the open market 53,000 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

On June 13, 2016, Mr. Pappajohn purchased in the open market 29,148 shares of Common Stock at a purchase price of $0.20 per share (excluding commissions).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2016

/s/ John Pappajohn
John Pappajohn